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        Filed by DSP Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

        Subject Company: Parthus
Commission File No. 000-30762

        On April 5, 2002, DSP Group, Inc. and Parthus Technologies plc issued a joint press release announcing that they have agreed to combine Parthus with the DSP IP licensing business of DSPG in a merger of equals. The text of the joint press release follows.

MERGER OF THE IP LICENSING BUSINESS OF DSP GROUP AND PARTHUS TECHNOLOGIES

        SANTA CLARA, Calif. April 05, 2002—DSP Group, Inc. ("DSPG") (Nasdaq: DSPG) and Parthus Technologies plc ("Parthus") (LSE: PRH, Nasdaq: PRTH) jointly announce that they have agreed to combine Parthus with the DSP IP licensing business of DSPG ("Ceva Business") in a merger of equals (the "Merger"). The Merger, which has been unanimously approved by the boards of directors of both companies, creates a combined company which the parties believe will have clear leadership in the market for Digital Signal Processing ("DSP") cores and platform-level IP—the core technologies for all digital communication and multimedia devices. The new combined company will be called ParthusCeva, Inc. ("ParthusCeva").

        Under the terms of the Merger, immediately following the transaction, shareholders of DSPG and Parthus will own approximately 50.1% and 49.9% of ParthusCeva, respectively. Parthus shareholders will also receive, as part of a court approved repayment of capital, a cash payment of approximately US$60 million (approximately €68 million or GBP42 million).

        The boards of Parthus and DSPG expect the Merger to be completed by the end of Q3 2002, subject to, inter alia, receipt of a favorable private letter ruling ("Tax Ruling") from the U.S. Internal Revenue Service of the tax-free spin-off of the Ceva Business by DSPG ("Spin-off"), Parthus shareholder approval of the transactions contemplated by the Merger, the Irish High Court approval of a scheme of arrangement in accordance with Irish companies legislation ("Scheme") and other customary closing conditions.

Strategic Rationale for the Merger

        Parthus is an established leader in platform-level IP solutions (complete silicon and software IP solutions) targeting key technologies related to the mobile Internet. The Ceva Business is the leading supplier of DSP cores to the semiconductor industry and its SmartCores™ technology is the licensed DSP core of choice in the cellular phone market.

        Key strengths of ParthusCeva are expected to include:

  •
  Market leadership in both DSP cores and platform-level IP solutions that build around the DSP core;

  •
  Strong positioning in large and fast-growing markets such as wireless communications, mobile computing, automotive, consumer entertainment and computer networking;

  •
  Compelling product offering which includes IP solutions for key applications such as Bluetooth, GPS, W-CDMA, VolP and MP3;

  •
  Strategically well positioned to exploit the industry shift toward the licensing of open-standard processor architectures;

  •
  Blue-chip semiconductor and OEM customers (including nine out of the top-10 semiconductor companies) with demonstrated strong customer retention and significant cross-selling opportunities; and

  •
  Proven business model with scalable, high margin revenues and pro forma combined net cash position in excess of US$80 million.

        Eli Ayalon, Chairman and Chief Executive Officer of DSPG who will also be Chairman of ParthusCeva said, "The merger of our two companies will create what we believe to be the leading independent provider of DSP-based IP solutions with strong customer penetration of many of the world's largest semiconductor companies and OEMs. ParthusCeva will be in the unique position of being able to offer an integrated IP solution—including communication, application and multimedia IP built around the company's DSP core technology. This integrated solution will favorably position ParthusCeva to exploit the industry trend towards the licensing of open-standard IP architectures for the digital economy."

        Kevin Fielding, President of Parthus who will be Chief Executive Officer of ParthusCeva said, "This is a compelling combination that brings together two leading companies with complementary technologies, roadmaps, customer bases and target markets. DSP technology is fundamental to our customers as they target their products at high growth markets such as wireless communications, mobile computing, automotive, consumer entertainment and computer networking. By combining DSPG's industry leading DSP cores with Parthus' portfolio of platform-level IP, we believe ParthusCeva will be uniquely positioned to deliver to our customers integrated solutions based on our open-standard processor architecture."

Management of ParthusCeva

        ParthusCeva will be headquartered in San Jose, California. ParthusCeva will have over 400 employees, with approximately 330 involved in research and development. Key executives of ParthusCeva will include:

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  Eli Ayalon, currently Chairman and Chief Executive Officer of DSPG, who will serve as Chairman of ParthusCeva;

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  Brian Long, currently Chief Executive Officer of Parthus, who will serve as Vice Chairman of ParthusCeva;

  •
  Kevin Fielding, currently President of Parthus, who will become Chief Executive Officer and a board member of ParthusCeva;

  •
  Gideon Wertheizer, currently Executive Vice President of DSPG, who will become Executive Vice President—Business Development and Chief Technology Officer of ParthusCeva;

  •
  Eoin Gilley, currently Chief Operating Officer of Parthus, who will become Executive Vice President and Chief Operating Officer of ParthusCeva; and

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  Elaine Coughlan, currently Chief Financial Officer of Parthus, who will become the Chief Financial Officer of ParthusCeva.

        The board of ParthusCeva will comprise eight members in total, including five non-executive directors.

Summary of the Transaction Terms

        Subject to obtaining the Tax Ruling, DSPG will distribute 100% of the equity of Ceva, Inc., its wholly owned IP licensing subsidiary, ("Ceva") to DSPG Stockholders as part of the Spin-off. Immediately following the Spin-off, Ceva will issue common stock to the existing shareholders of Parthus, and, as a result of the Merger, DSPG Stockholders will hold shares representing approximately 50.1% of the ParthusCeva's Common Stock immediately following the Merger.

        Parthus shareholders will, in exchange for all outstanding Parthus Ordinary Shares, receive in aggregate ParthusCeva Common Stock representing approximately 49.9% of the issued ParthusCeva Common Stock immediately following the Merger. In addition, approximately US$60 million (approximately €68 million or GBP42 million) is expected to be distributed to Parthus shareholders as a court approved capital repayment ("Capital Repayment"). Based on Parthus' issued share capital as at the date of this announcement the Capital Repayment equates to approximately US$1.03 (approximately €1.14) per Parthus ADR and approximately GBP0.07 (approximately €0.12) per Parthus Ordinary Share. In addition, as part of the consideration, each Parthus shareholder will also be entitled to receive a pro rata share of an aggregate payment of US$100,000 (approximately €113,580). Holders of Parthus ADRs and Ordinary Shares will receive the payment in US$ and GBP respectively, unless they elect to receive the payment in €. The exact distribution to Parthus shareholders will be calculated by reference to Parthus' issued share capital as at closing.

        The Merger, which is pre-conditional on, amongst other matters, receipt of the Tax Ruling, is to be effected by means of the Scheme whereby new shares of ParthusCeva Common Stock will be issued to Parthus' shareholders in consideration for the cancellation of their shares in Parthus. ParthusCeva will be listed on Nasdaq and have a secondary listing on the Official List of the UK Listing Authority.

        Parthus shareholders holding approximately 32% of Parthus' issued share capital will be required to irrevocably undertake to give Ceva a proxy to vote such shares at the shareholder meetings to be convened in connection with the Scheme.

        The board of directors of Parthus, which has been so advised by Goldman Sachs International, considers the terms of the Merger, the Scheme and Capital Repayment to be fair and reasonable to the shareholders of Parthus. In providing its financial advice, Goldman Sachs International has taken into account the directors of Parthus' commercial assessment of the merits of the Merger, the Scheme and the Capital Repayment. Accordingly, the board of directors of Parthus unanimously recommends that Parthus' shareholders vote in favor of the resolutions to be proposed at the Parthus shareholder meetings to be convened in connection with the Merger, the Scheme and the Capital Repayment, as each of the directors of Parthus intends to do so in respect of his beneficial holdings, which in aggregate amount to approximately 27% of Parthus' issued share capital.

        A conference call will be available on April 5, 2002 at 08.30 a.m. EST as a live Web cast on http://www.videonewswire.com/event.asp?id=4142 or in the Investor Relations section of DSPG's Web site at http://www.dspg.com. A recorded replay of the conference call will be available on both of the above until July 5, 2002.

Enquiries:

DSP Group, Inc. Yaniv Arieli, Investor Relations	Tel: +1 408 986 4423
Morgan Stanley & Co. Limited Geoff Baldwin, Managing Director Duncan Priston, Vice President	Tel: +44 20 7425 5000
Parthus Technologies plc Barry Nolan	Tel: +353 1 402 5700
Goldman Sachs International Basil Geoghegan, Executive Director	Tel: +44 20 7774 1000
Financial Dynamics James Melville-Ross	Tel. +44 20 7831 3113

        The directors of Parthus accept responsibility for the information contained in this announcement relating to the Parthus Group, the directors of Parthus, their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Parthus (who have taken all reasonable care to ensure that this is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

        The directors of DSPG and the directors of Ceva accept responsibility for the information contained in this announcement other than that relating to the Parthus Group, the directors of Parthus, their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of DSPG and Ceva (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

        Goldman Sachs International is acting for Parthus and no one else in connection with the Merger, the Scheme and the Capital Repayment and will not be responsible to any other person for providing the protections offered to clients of Goldman Sachs International, or for providing advice in relation to the Merger, the Scheme and the Capital Repayment.

        Morgan Stanley is acting for DSPG and Ceva and no one else in connection with the Merger and the Scheme and will not be responsible to anyone other than DSPG and Ceva for providing the protections offered to clients of Morgan Stanley, nor for providing advice in relation to the Merger and the Scheme.

        This announcement does not constitute an offer to sell or issue, or a solicitation of any offer to purchase or subscribe for any shares in DSPG, Ceva or Parthus nor shall it form the basis of, or be relied upon in connection with, any contract for such purchase or subscription. No representation or warranty, express or implied, is made or given by DSPG, Ceva or Parthus as to the accuracy or completeness of the information or the opinions contained in this announcement and no liability is accepted for any such information or opinions.

        The issue of ParthusCeva Common Stock under the Merger and/or the posting of the Scheme documents to persons not resident in Ireland, the USA or the UK may be affected by the laws of the relevant jurisdictions. Persons who are not residents in Ireland, the USA or the UK should inform themselves about and observe any particular requirements.

        Statements in this document regarding the proposed transaction between DSPG, Ceva and Parthus, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for ParthusCeva and any other statements about DSPG, Parthus or ParthusCeva's managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability of the parties to consummate the transaction, the ability of the parties to successfully integrate Parthus' and Ceva's operations and employees; the ability to realise anticipated synergies and cost savings; and the other factors described in Parthus' Annual Report on Form 20-F for the year ended December 31, 2000 and in current reports filed by Parthus on Form 6-K and DSPG's Annual Report on Form 10-K for the year ended December 31, 2001. Parthus and DSPG disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

        Copies of this announcement are not being sent and must not be mailed or otherwise distributed or sent in or into or from Australia, Canada or Japan, including to Parthus Shareholders or participants in the Parthus Share Option Plans with registered addresses in Australia, Canada or Japan or to or by nominees, trustees or custodians holding Parthus Ordinary Shares or Parthus ADRs for such persons. Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) should not distribute or send it in, into or from Australia, Canada or Japan or use Australian, Canadian or Japanese mails or any such means, instrumentality or facility for any purpose, directly or indirectly, in connection with this announcement.

        GBP amounts have been translated at the convenience exchange rate of GBP1.00 = US$1.4350. € amounts have been translated at the convenient exchange rate of GBP1.00 = €1.6299 and US$1.00 = €1.1358.

        A copy of the Combination Agreement will be available for display at the offices of LK Shields, Solicitors, 39/40 Upper Mount Street, Dublin 2 during business hours (Saturdays, Sundays and public holidays excepted) from 11.00am on the date of this announcement until termination of the Combination Agreement or, if later, completion of the Merger.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA OR JAPAN

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MERGER OF THE IP LICENSING BUSINESS OF DSP GROUP AND PARTHUS TECHNOLOGIES